United States securities and exchange commission logo





                            March 18, 2024

       Shakiel Humayun
       Co-Chief Executive Officer
       Dome Capital, LLC
       10006 Cross Creek Blvd #103
       Tampa FL 33647

                                                        Re: Dome Capital, LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted February
27, 2024
                                                            CIK No. 0001988836

       Dear Shakiel Humayun:

            We have reviewed your amended draft offering statement and have the following comments.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023, letter.

       Amendment No. 1 to Draft Offering Statement on Form 1-A

       Cover Page

   1. We note your revisions made in response to prior comment 1 that a closing of a series offering "will take
place on the earliest to occur of (i) the date subscriptions for the maximum number of
series interests have been accepted and (ii) a date determined by the manager in its sole
discretion." Further, we note that your state that a closing will occur within 10 days of
a subscription being received. Please reconcile the disclosures provided regarding the
closings. Further, to the extent applicable, please clearly
                                                        distinguish the
difference between a closing and a series closing. Additionally, please reconcile he duration
of the series offering disclosed in the offering circular with the subscription agreement.
 Shakiel Humayun
FirstName  LastNameShakiel Humayun
Dome Capital,  LLC
Comapany
March      NameDome Capital, LLC
       18, 2024
March2 18, 2024 Page 2
Page
FirstName LastName
2. Please clarify the statement that "If subscriptions are received on a closing date but not accepted by the company prior to such Closing, any such subscriptions will be closed on the next closing date and the investor will have the choice to apply those funds to their next investment or request in writing to the Company that the funds be returned, which the company shall process within thirty days of such request." In light of the fact that potential investors will be subscribing to a particular series in the subscription agreement, please explain the mechanics of how this would work in your offering.
General

3. We note your response to prior comment 2. Please note that Guide 5 applies to real estate limited partnerships and LLCs, in addition to real estate investment trusts. The release emphasizes that in addition to real estate limited partnerships, the guide should also be considered for real estate investment trusts. Further, it is not clear from your response why
         Mr. Humayun   s prior real estate related should not be considered
programs. We note your
         disclosure clearly indicates that he managed investments in real estate and that he bought and sold properties through the prior companies. Because your offering is a blind-pool, please provide the disclosure required by Industry Guide 5. For example only, and not limited to the following, please clearly disclose the compensation to be paid to your manager pursuant to Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900 (June 17, 1991), Item 7(c)
         of Part II of Form 1-A, and Corporation Finance Disclosure Guidance Topic No. 6.
4. We note the disclosure in the subcription agreement that " If the Manager accepts the subscription of the Purchaser with respect to a portion of the Units, the Purchaser shall remain committed to purchase the remainder of the Units upon any subsequent acceptance
         by the Manager of all or any portion the Purchaser   s subscription
for such Units, the
         determination of which shall be made by the Manager in its sole discretion at any time
         until the earlier of the Termination Date or the Manager   s rejection
of the subscription of
         the Purchaser with respect to such Units in accordance with Section 2." Please provide us with your analysis regarding whether your offering should be considered a delayed offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at
202-551-3357 with any
other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Rajiv Radia, Esq.